Filed pursuant to Rule 424(b)(2)
File No. 333-190931

2,740,722 Shares in Primary Offering

499,263 Shares Pursuant to Distribution Reinvestment Plan

Senior Common Stock

Amendment No. 1 dated February 10, 2014

to the

Prospectus Supplement dated September 24, 2013

This amendment contains information which amends, supplements or modifies certain information contained in the Prospectus Supplement of Gladstone Commercial Corporation dated September 24, 2013 (the “Prospectus”).

This amendment updates information in the Prospectus in connection with the board of director’s decision to amend the distribution reinvestment plan for the Senior Common Stock, effective March 1, 2014. This amendment includes replacing Appendix B in the Prospectus, our Senior Common Stock distribution reinvestment plan, in its entirety, with the distribution reinvestment plan included as Appendix B in this Amendment No. 1. In addition, this amendment updates the contact information of our transfer agent, distribution paying agent and registrar for this offering.

An investment in shares of Senior Common Stock involves substantial risks. See “Risk Factors” beginning on page S-29 of the Prospectus and in our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and other information that we file from time to time with the Securities and Exchange Commission which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Questions and Answers Regarding the Offering

This supplement replaces in their entirety the second full question and answer on page S-12 of the Prospectus with the following text:

Q: Is there a transfer agent for shares of Senior Common Stock?

A: Yes. ACS Securities Services, Inc. will act as our transfer agent, distribution paying agent and registrar for this offering. Set forth below is the principal business address of and telephone number for ACS Securities Services, Inc.:

ACS Securities Services, Inc.

14911 Quorum Drive, Suite 200A

Dallas, TX 75254

1-(877)-588-5596

Distribution Reinvestment Plan

This supplement replaces in its entirety paragraph three on page S-37 of the Prospectus with the following text:

Your initial participation in our distribution reinvestment plan will begin with the next distribution made after receipt of your enrollment form. Once enrolled, you may continue to purchase shares of Senior Common Stock under our distribution reinvestment plan until we have terminated such plan. You can choose to have all or a portion of your distributions reinvested through our distribution reinvestment plan. You can terminate your participation in our distribution reinvestment plan at any time. However, in order to change the percentage of your distributions that will be reinvested you must first terminate your participation in the distribution reinvestment plan. If you elect to terminate participation in our distribution reinvestment plan, you may only re-enroll in our distribution reinvestment plan effective January 1st of the year following your submission of a new enrollment form. Enrollment forms for re-enrollment purposes must be received by us on or before December 15th in order to re-enroll on January 1st of the following year.

Appendix B

This supplement replaces in its entirety Appendix B of the Prospectus with the following text:

Appendix B

DISTRIBUTION REINVESTMENT PLAN

SENIOR COMMON STOCK

(as amended, effective March 1, 2014)

Gladstone Commercial Corporation, a Maryland corporation (the “Company”), has adopted a Distribution Reinvestment Plan (the “Plan”) for shares of its Senior Common Stock, par value of $0.001 per share (“Senior Common Stock”). The terms and conditions of the Plan are set forth below.

1. Number of Shares of Senior Common Stock Issuable. The number of shares of senior common stock authorized for issuance under the Plan is 500,000.

2. Participants. Holders of the Company’s shares of Senior Common Stock who elect to participate in the Plan may so participate (each, a “Participant” and, collectively, “Participants”).

3. Distribution Reinvestment. The Company will apply that portion (as designated by a Participant) of the distributions (“Distributions”) declared and paid in respect of a Participant’s shares of Senior Common Stock to the purchase of additional shares of Senior Common Stock for such Participant. Such shares will be sold through the dealer manager and/or broker-dealer through whom the Company sold the underlying shares to which the Distributions relate unless the Participant makes a new election through a different distribution channel. The Company will not pay selling commissions in respect of shares of Senior Common Stock purchased through the Plan.

4. Procedures for Participation. Qualifying stockholders may elect to become a Participant by completing and executing the Subscription Agreement, an enrollment form or any other Company-approved authorization form as may be available from the dealer manager or participating broker-dealers. Initial participation in the Plan will begin with the next Distribution payable after receipt of a Participant’s subscription, enrollment or authorization. To change their participation in the Plan, Participants must first terminate their enrollment in the Plan and then complete a new enrollment form and make the election through the dealer manager or the Participant’s broker-dealer, as applicable. Notwithstanding anything herein to the contrary, once a qualifying stockholder terminates participation in the Plan, such stockholder may only re-enroll in the Plan effective January 1st of the year following his or her submission of an enrollment form. Enrollment forms must be received by the Company on or before December 15th in order to enroll on January 1st of the following year. Shares will be purchased under the Plan on the date that the Company makes a Distribution. Distributions will be paid monthly as authorized by the Board of Directors of the Company (the “Board”) and as declared by the Company.

5. Purchase of Shares. Participants will acquire shares of Senior Common Stock initially at a price of $15.00 per share. The Board may change the price per share of Senior Common Stock issued pursuant to the Plan at any time upon notice of not less than 10 days to the Participants, but the purchase price shall in no event be lower than 95% of the estimated fair market value per share of the Senior Common Stock on the date of a Distribution. Participants may purchase fractional shares so that 100% of the Distributions will be used to acquire shares. A Participant will not, however, be able to acquire shares under the Plan to the extent such purchase would cause it to exceed the capital stock ownership limits set forth in the Company’s charter.

6. Taxation of Distributions. The reinvestment of Distributions through the Plan does not relieve Participants of any taxes that may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this Plan.

7. Share Certificates. The shares issuable under the Plan shall be uncertificated unless the Board determines otherwise.

8. Voting of Plan Shares. In connection with any matter requiring the vote of the Company’s Senior Common stockholders, each Participant will be entitled to vote all shares acquired by the Participant through the Plan.

9. Reports. Within 90 days after the end of the calendar year, the Company shall provide each Participant with (i) an individualized report on the Participant’s investment, including the purchase date(s), purchase price and number of shares owned, as well as the amount of Distributions received during the prior year, and (ii) all material information regarding the Plan and the effect of reinvesting Distributions, including the tax consequences thereof. The Company shall provide all such information reasonably requested by the dealer manager or a participating broker-dealer as is necessary for such dealer manager or participating broker-dealer to meet its obligations to deliver written notification to Participants of the information required by Rule 10b-10(b) promulgated under the Securities Exchange Act of 1934, as amended.

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10. Termination by Participant. A Participant may terminate participation in the Plan at any time by delivering to the Company a written notice. To be effective for any Distribution, such notice must be received by the Company at least 10 business days prior to the last day of the month to which the Distribution relates. Any transfer of shares by a Participant will terminate participation in the Plan with respect to the transferred shares. Upon termination of Plan participation, Distributions will be paid to the stockholder in cash.

11. Amendment, Suspension or Termination of Plan by the Board. The Board may amend, suspend or terminate the Plan at any time upon notice of not less than 10 days to the Participants.

12. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act.

13. Governing Law. The Plan shall be governed by the laws of the State of Maryland.

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